Page 1 of 21 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X    No
         ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                      Item                              Filing/Distribution Date
----------------------------------------------------    -----------------------
1.  Financial Statement and Directors Report for the
    three month period ending March 31, 2003 filed            May 29, 2003
    with the Tel-Aviv Stock Exchange

                                     ITEM 1

                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003

                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2003


                  ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE
                     OF THE U.S. DOLLAR AS OF MARCH 31, 2003


                                    UNAUDITED


                                      INDEX


                                                                           PAGE
                                                                          ------

REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS        2-3

CONSOLIDATED BALANCE SHEETS                                                 4-5

CONSOLIDATED STATEMENTS OF OPERATIONS                                        6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                7

CONSOLIDATED STATEMENTS OF CASH FLOWS                                       8-9

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS                     10-14


                         - - - - - - - - - - - - - - - -

[LOGO] ERNST & YOUNG      o KOST FORER & GABBAY        o Phone: 972-3-6232525
                            3 Aminadav St.               Fax:   972-3-5622555
                            Tel-Aviv 67067, Israel


The Board of Directors
Electrochemical Industries (1952) Ltd.
--------------------------------------


     Re: Review report of unaudited interim consolidated financial statements as of and for the three months ended March 31, 2003
          --------------------------------------------------------------------

     At your request, we have reviewed the accompanying interim consolidated balance sheet of Electrochemical Industries (1952) Ltd. ("the Company") as of March 31, 2003, and the related interim consolidated statements of income, changes in equity and cash flows for the three months then ended. Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the board of directors and its committees, and making inquiries of certain officers responsible for financial and accounting matters.

     We were furnished with the reports of other auditors with respect to their review of the interim financial statements of subsidiaries whose assets included in consolidation as of March 31, 2003 constitute approximately 13% of total consolidated assets, and whose revenues included in consolidation for the three months then ended constitute approximately 28% of the total consolidated revenues in the consolidated interim statement of income.

     The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

     In the course of our review, including the reading of the review reports of the other auditors as aforesaid, nothing came to our attention that would indicate that material changes to the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel. Furthermore, in our opinion, the consolidated financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970.

We draw attention to the following:

1. The matter referred to in Note 1b. to the financial statements with respect to the loss in the amount of about NIS 13 million suffered by the Company in the reported period, which is in addition to the loss in the amount of about NIS 70 million in the prior year and the working capital deficit as of balance sheet date, in the amount of about NIS 181 million and with respect to management's plans to improve the results of operations and financial position. In management's opinion, by carrying out of its plans, together with the continued improvement in the margins between the sale prices and the prices for raw materials on the global PVC market, and with the continued credit obtained from the parent company (I.C.C Industries Inc.), a cash flow at the scope and timing required in order for the Company to fulfill its commitments and current expenses will be made possible.

[LOGO] ERNST & YOUNG


2. The matter referred to in Note 1c. to the financial statements with respect to the covenants that were determined in agreements with lenders that the Company is not fulfilling. As detailed in the Note, the Company is of the opinion that the lenders will continue to not demand early repayment of the liabilities in the foreseeable future. Additionally, in management's estimation, the plan for the restructuring of the financial debts (see Note 1b.) will also include the adjustment of the financial ratios required of the Company and other arrangements. Accordingly the company classified the aforesaid loans as long-term debt.

3. The matter referred to in Note 1d. to the financial statements with respect to the negotiations the Company and the subsidiary are holding with the banks to defer the repayment of additional loans in the amount of NIS 29 million that were designated for repayment during the first quarter of 2004 and which are subject to certain conditions. In the opinion of management, as occurred in the past, the Company will reach an agreement with the banks and will fulfill the conditions that will be determined, and in accordance with the classification of the aforesaid loans as long-term debt.

4. The matter referred to in Note 1e. in the financial statements with respect to not complying with its commitments in regards to repayment of the principal of Series 5 debentures in the amount of NIS 805 thousand and a request to arrive at a new arrangement to deferred repayment of the principal of Series 3, 4 and 5 debentures are in the amount of NIS 9 million.


                                                    /s/ Kost Forer & Gabbay
Haifa, Israel                                         KOST FORER & GABBAY
May 29, 2003                                    A Member of Ernst & Young Global

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
OF MARCH 31, 2003

                                                                 MARCH 31,
                                                           --------------------      DECEMBER 31,
                                                            2003          2002           2002
                                                           ------        ------      ------------
                                                                 UNAUDITED              AUDITED
                                                           --------------------      ------------
                                                                        ADJUSTED NIS
                                                           --------------------------------------
                                                                        IN THOUSANDS
                                                           --------------------------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                  1,275         6,965          1,378
  Short-term investments                                    22,718        21,128         22,127
  Trade receivables                                        100,920        90,586        104,286
  Other accounts receivable                                 31,534        35,856         19,306
  Inventory                                                 98,807        74,823         80,100
  Fixed assets designated for sale                           1,312             -          1,312
                                                        ------------  ------------   ------------

Total current assets                                       256,566       229,358        228,509
                                                        ------------  ------------   ------------

LONG-TERM BALANCES                                           3,098             -          3,168
                                                        ------------  ------------   ------------

FIXED ASSETS:
  Cost                                                   1,172,261    *1,103,577     *1,157,918
  Less - accumulated depreciation                          582,496      *557,176       *576,125
                                                        ------------  ------------   ------------

                                                           589,765       546,401        581,793
                                                        ------------  ------------   ------------

OTHER ASSETS, NET                                           32,809       *35,973        *32,491
                                                        ------------  ------------   ------------

                                                           882,238       811,732        845,961
                                                        ============  ============   ============


*  Reclassified

The accompanying notes are an integral part of the financial statements.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
OF MARCH 31, 2003

                                                                 MARCH 31,
                                                           --------------------      DECEMBER 31,
                                                            2003          2002           2002
                                                           ------        ------      ------------
                                                                 UNAUDITED              AUDITED
                                                           --------------------      ------------
                                                                        ADJUSTED NIS
                                                           --------------------------------------
                                                                        IN THOUSANDS
                                                           --------------------------------------
CURRENT LIABILITIES:
  Credit from banks and others                             226,565       156,668        164,312
  Trade payables                                           176,869      *143,492        178,392
  Other accounts payable                                    34,435       *19,564         20,754
                                                        ------------  ------------   ------------

Total current liabilities                                  437,869       319,724        363,458
                                                        ------------  ------------   ------------

LONG-TERM DEBT:
  Liabilities to banks and other long-term liabilities     258,994       294,480        322,840
  Marketable debentures                                     18,036        20,248         13,925
  Non-marketable convertible debentures                     19,376        21,241         20,796
  Loan from the parent company                             125,808        58,489         89,185
  Accrued severance pay, net                                   286           291            328
                                                        ------------  ------------   ------------

                                                           422,500       394,749        447,074
                                                        ------------  ------------   ------------

 MINORITY INTEREST                                             103         1,560             89
                                                        ------------  ------------   ------------

 SHAREHOLDERS' EQUITY                                       21,766       *95,699        *35,340
                                                        ------------  ------------   ------------

                                                           882,238       811,732        845,961
                                                        ============  ============   ============



     May 29, 2003          /s/ John J. Farber        /s/ Amir Endvelt         /s/ Oded Isborno
-----------------------  ----------------------  ------------------------  ----------------------
Date of approval of the    Dr. John J. Farber         Amir Endvelt              Oded Isborno
 financial statements       Chairman of the       Managing Director and    Vice-President Finance
                           Board of Directors    Chief Executive Officer

*  Reclassified.

The accompanying notes are an integral part of the financial statements.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
OF MARCH 31, 2003

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,            YEAR ENDED
                                                           --------------------      DECEMBER 31,
                                                            2003          2002           2002
                                                           ------        ------      ------------
                                                                 UNAUDITED              AUDITED
                                                           --------------------      ------------
                                                          ADJUSTED NIS (EXCEPT LOSS PER SHARE DATA)
                                                           --------------------------------------
                                                                        IN THOUSANDS
                                                           --------------------------------------

Sales                                                      113,397       109,802        456,547
Cost Of sales                                               98,741       104,234        431,607
                                                        ------------  ------------   ------------

Gross profit                                                14,656         5,568         24,940

Selling and marketing expenses                               8,915         9,248         37,960
General and administrative expenses                          5,915         5,184         20,403
                                                        ------------  ------------   ------------

                                                            14,830        14,432         58,363

Operating loss                                                (174)       (8,864)       (33,423)
Financial expenses, net                                    (13,368)       (1,870)       (36,873)
Other income (expenses), net                                   272        (1,275)        (2,901)
                                                        ------------  ------------   ------------

Loss before taxes on income                                (13,270)      (12,009)       (73,197)
Taxes on income                                               (290)        2,409          3,323
                                                        ------------  ------------   ------------

Loss after taxes on income                                 (13,560)       (9,600)       (69,874)
Minority interest in losses of subsidiaries                    (14)         (107)          (192)
                                                        ------------  ------------   ------------

Loss for the period                                        (13,574)       (9,707)       (70,066)
                                                        ============  ============   ============


Primary loss per NIS 1 nominal value share                   (0.32)        (0.23)         (1.66)
                                                        ============  ============   ============


The accompanying notes are an integral part of the financial statements.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
OF MARCH 31, 2003

                                             THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
                                   ---------------------------------------------------------------
                                                                            NET OF
                                                                           TREASURY
                                                ADDITIONAL                SHARES HELD
                                      SHARE      PAID-IN     ACCUMULATED    BY THE
                                     CAPITAL     CAPITAL       DEFICIT      COMPANY       TOTAL
                                   -----------  -----------  -----------  -----------  -----------
                                                            ADJUSTED NIS
                                   ---------------------------------------------------------------
                                                            IN THOUSANDS
                                   ---------------------------------------------------------------
Balance at beginning of period       175,901      70,492      (209,647)      (1,406)     35,340

Loss for the period                        -           -       (13,574)           -     (13,574)
                                   -----------  -----------  -----------  -----------  -----------

Balance at end of period             175,901      70,492      (223,221)      (1,406)     21,766
                                   ===========  ===========  ===========  ===========  ===========

                                             THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
                                   ---------------------------------------------------------------
                                                                            NET OF
                                                                           TREASURY
                                                ADDITIONAL                SHARES HELD
                                      SHARE      PAID-IN     ACCUMULATED    BY THE
                                     CAPITAL     CAPITAL       DEFICIT      COMPANY       TOTAL
                                   -----------  -----------  -----------  -----------  -----------
                                                            ADJUSTED NIS
                                   ---------------------------------------------------------------
                                                            IN THOUSANDS
                                   ---------------------------------------------------------------

Balance at beginning of period       175,901      70,492      (139,581)     *(1,406)    105,406

Loss for the period                        -           -        (9,707)           -      (9,707)
                                   -----------  -----------  -----------  -----------  -----------

Balance at end of period             175,901      70,492      (149,288)     *(1,406)     95,699
                                   ===========  ===========  ===========  ===========  ===========

                                                 YEAR ENDED DECEMBER 31, 2002 (AUDITED)
                                   ---------------------------------------------------------------
                                                                            NET OF
                                                                           TREASURY
                                                ADDITIONAL                SHARES HELD
                                      SHARE      PAID-IN     ACCUMULATED    BY THE
                                     CAPITAL     CAPITAL       DEFICIT      COMPANY       TOTAL
                                   -----------  -----------  -----------  -----------  -----------
                                                            ADJUSTED NIS
                                   ---------------------------------------------------------------
                                                            IN THOUSANDS
                                   ---------------------------------------------------------------

Balance at beginning of the year     175,901      70,492      (139,581)     *(1,406)    105,406

Loss for the year                          -           -       (70,066)           -     (70,066)
                                   -----------  -----------  -----------  -----------  -----------

Balance at end of the year           175,901      70,492      (209,647)     *(1,406)     35,340
                                   ===========  ===========  ===========  ===========  ===========

*  Reclassified.

The accompanying notes are an integral part of the financial statements.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
OF MARCH 31, 2003

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,            YEAR ENDED
                                                           --------------------      DECEMBER 31,
                                                            2003          2002           2002
                                                           ------        ------      ------------
                                                                 UNAUDITED              AUDITED
                                                           --------------------      ------------
                                                                        ADJUSTED NIS
                                                           --------------------------------------
                                                                        IN THOUSANDS
                                                           --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Loss for the period                                      (13,574)       (9,707)       (70,066)
  Adjustments to reconcile loss to net cash used
    in operating activities (a)                              3,660         7,387         59,445
                                                        ------------  ------------   ------------

Net cash used in operating activities                       (9,914)       (2,320)       (10,621)
                                                        ------------  ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                  (3,477)       (6,565)       (34,984)
  Payments for amortization expenses                       (10,747)       (6,053)       (40,257)
  Investment grant received                                    328           492            774
  Proceeds from sale of fixed assets                            23           150            347
  Proceeds from sale (purchase) of securities,
    deposits and long-term liabilities, net                   (342)        6,811          4,809
                                                        ------------  ------------   ------------

Net cash used in investing activities                      (14,215)       (5,165)       (69,311)
                                                        ------------  ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipt of long-term loans                                27,250        17,712        110,473
  Receipt of loans from parent company                      19,887             -         42,426
  Payment of long-term liabilities                         (45,332)      (18,134)       (71,547)
  Short-term bank credit, net                               22,221         9,824         (5,090)
                                                        ------------  ------------   ------------

Net cash provided by financing activities                   24,026         9,402         76,262
                                                        ------------  ------------   ------------

Net increase (decrease) in cash and cash equivalents          (103)        1,917         (3,670)
Cash and cash equivalents at the beginning of the
  period                                                     1,378         5,048          5,048
                                                        ------------  ------------   ------------

Cash and cash equivalents at the end of the period           1,275         6,965          1,378
                                                        ============  ============   ============


The accompanying notes are an integral part of the financial statements.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
OF MARCH 31, 2003

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,            YEAR ENDED
                                                           --------------------      DECEMBER 31,
                                                            2003          2002           2002
                                                           ------        ------      ------------
                                                                 UNAUDITED              AUDITED
                                                           --------------------      ------------
                                                                        ADJUSTED NIS
                                                           --------------------------------------
                                                                        IN THOUSANDS
                                                           --------------------------------------
(a) Adjustments to reconcile loss to net cash
      used in operating activities:

      Income and expenses not affecting cash flows:

        Minority interest in subsidiaries, net                  14           107            192
        Depreciation and amortization                        6,501         8,436         34,440
        Deferred taxes, net                                    108        (2,653)        (3,766)
        Accrued severance pay, net                             (42)       (1,439)        (1,402)
        Capital loss (gain)                                    (14)           (9)             9
        Erosion in liabilities to companies and other
          long-term liabilities                              1,396        (2,816)         1,060
        Changes in value of marketable securities, net        (179)          830          1,055
        Accrued interest on loan from parent company         1,323           542*         4,077

      Changes in assets and liabilities:

        Decrease (increase) in trade receivables:            3,366          (736)        (7,912)
        Decrease (increase) in other accounts receivable   (13,240)       (8,014)         6,365
        Decrease (increase) in inventories                 (18,707)       12,149         11,558
        Increase in trade receivables and other accounts
          receivable                                        23,134           990*        13,769
                                                        ------------  ------------   ------------

                                                             3,660         7,387         59,445
                                                        ------------  ------------   ------------

(b) Significant non-cash activities:

      Conversion of suppliers credit from parent
        company                                             15,413             -              -
                                                        ============  ============   ============

      Investment grant receivable                              684             -          1,082
                                                        ============  ============   ============

*  Reclassified.

The accompanying notes are an integral part of the financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-  GENERAL

          a.        The Company and its operations:

                    Electrochemical Industries (1952) Ltd. is a company registered in Israel that, together with its subsidiaries ("the Group"), operates in Israel and internationally. The Company's shares and debentures are listed for trade on the Tel-Aviv Stock Exchange and are also listed for trade on the American Stock Exchange. On April 25, 2002, the Company received notice from the Securities Exchange Commission ("SEC") that the Company's request to delist its shares from trade was approved. The Company will continue to file reports with its U.S. shareholders in accordance with SEC directives, until additional conditions will be fulfilled that will allow it to cease reporting.

                    The Group's principal activity is the production of raw materials for the plastic industry (PVC), industrial chemicals and follow-on products for which the major raw material in their production is PVC. The Company's sales are in Israel and abroad.

          b. Since the Company has suffered losses in the amount of about NIS 13 million in the reported period, which is in addition to its loss in the amount of about NIS 70 million in the prior year, and it has a working capital deficit as of balance sheet date in the amount of about NIS 181 million, the Company formulated a preliminary outline for the improvement of its results of operations and financial position, as detailed below:

                    1. The Company is acting to sell the real estate properties it owns.

                    2. The parent company continues to increase the credit to the Company, where up to the date of the financial statement the balance amount of about NIS 126 million.

                    3. The Company intends to negotiate with its principal creditors, including I.C.C., the parent company, with respect to the restructuring of its financial debts and the improvement of its capital structure, where among others:

                              a. The conversion of a substantial portion of the Company's financial liabilities to the controlling interest over its capital through an allocation of shares and/or the issuance of rights and/or by any other means it shall select.

                              b. The finalizing of arrangements with the holders of the marketable debentures, the holders of the non-marketable debentures and with other lenders that will result in the improvement of its debt structure.

                              c. The finalizing of arrangements with the banks that have loaned funds to the Company, the principal element of which is the scheduling of the repayments of the debt to long-term and extending financial resources for the arrangements in paragraph b, together with the resources the principal controlling interest, I.C.C., will extend.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-  GENERAL (CONT.)

                                        In the opinion of management, the
                                        carrying out of its plans, together with an improvement in the margins between the sale prices and the prices for raw materials on the global PVC market, and with the continued receipt of credit from the parent company (I.C.C Industries Inc.) will allow for a cash flow at the scope and timing required in order for the Company to meet its commitments and current expenses.

          c. As for certain loans, the Company has undertaken to comply with the covenants that were determined and, among others, compliance with certain data and financial ratios, such as the amount of required shareholders' equity. In the case of noncompliance with or deviation from the agreed upon conditions, the banks will be entitled to demand the immediate payment of any credit whatsoever that they extended. On the date of the financial statements and on previous periods the Company did not comply with its financial covenants under its loan agreements with the banks and therefore, over the years the Company has reached temporary agreements with the banks concerning these conditions. Further to the aforesaid, one of the banks notified the Company that subject to the fulfillment of certain conditions, it will not take advantage of it's right to call for the immediate repayment of the credit in respect to the nonfulfillment of the commitments to maintain the financial covenants insofar as they relate to the financial statements as of March 31, 2003, and solely that in respect to the financial statements that will be published beginning on June 30, 2003, the aforesaid commitments will be fulfilled in their entirety. This approval is in condition that the other two banks will give their approval as well. The company is of the opinion that the other two banks will soon give similar approvals, and that the banks will continue to not demand early repayment of the liabilities in the foreseeable future.

                    In addition, the Company is not meeting the financial ratios that were determined in the agreements with the holders of the debentures. The general meeting of the holders of these non-marketable debentures that was held in 2002, among others, ratified that the Company will not be required to meet the financial ratios appearing in the original agreements with the holders of the debentures during the period until December 2003.

                    In management's estimation, the plan for the restructuring of the financial debts (see Note 1b. above) will also include the adjustment of the financial ratios required of the Company, such that the banks and the holders of the debentures shall continue to not demand the early repayment of the loans. Accordingly, the company classified the aforesaid loans as long-term debt.

          d. In addition, the Company and the subsidiary reached an agreement with the banks to defer the repayments of additional loans amounting to NIS 29 million, that was designated for repayment in the first quarter of 2004, which is subject to certain conditions. In the opinion of management, as occurred in the past, the Company will reach an agreement with the banks and will fulfill the conditions that will be determined, and in accordance with the classification of the aforesaid loans as long-term debt.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-  GENERAL (CONT.)

          e. On April 29, 2003, the Company announced that out of the payment of the principle of the Series 5 debentures that was to have been paid on March 30, 2003, that the Company will pay the Holders of the debentures an amount of NIS 450 thousand on April 30, 2003, which comprises 35.72% of the total par value that was supposed to have been paid on March 30, 2003. This payment was effectively carried out on April 30, 2003.

                    In addition, the Company committed in its announcement to pay the balance of the principal in the amount of NIS 805 thousand on May 21, 2003.

                    On May 21, 2003, the Company announced that on June 19, 2003, three general meetings of the Holders of the Series 3, 4 and 5 debentures will be convened in order to arrive at a new arrangement for the repayment of the principal of the aforesaid debentures in the amount of about NIS 9 million, since the payment in the amount of NIS 805 was not paid on that date.


NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          a. The consolidated financial statements for the interim period of three months ended March 31, 2003 have been prepared in accordance with the same generally accepted accounting principles applied in the annual financial statements and in accordance with generally accepted accounting principles concerning financial statements for interim periods. Accordingly, the statements have been prepared on the basis of the historical cost convention adjusted for the changes in the exchange rate of the U.S. dollar.

                    The interim financial statements have been prepared on the assumption that the reader also has the financial statements for the last reported year.

          b. The interim statements (including comparative figures) are presented in NIS of March 2003.

                    The following are the changes in the Israeli CPI and in the exchange rate of the U.S. dollar:


                                                                                       REPRESENTATIVE
                                                                                       EXCHANGE RATE
                                                                     ISRAELI CPI         OF U.S. $
                                                                    --------------    ----------------
                                                                                    %
                                                                    ----------------------------------

                    For the three months ended March 31, 2002            0.8                0.4

                    For the three months ended March 31, 2001            2.4                5.7

                    For the year ended December 31, 2001                 6.5                7.3

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          c.        Implementation of new accounting standards and their impact
                    -----------------------------------------------------------
                    on the financial statements
                    ---------------------------

                    During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004.

                    In accordance with the provisions of Accounting Standard
                    No. 17, and the cancellation of Opinion No. 36 and the coming into force of Standards Nos. 12 and 13 as of January 1, 2004. Currently, the Company's adjusted financial statements are adjusted for the changes in the exchange rate of the U.S. dollar, which is in accordance with the provisions of section 29 to Opinion No. 36. Section 29 of this Opinion prescribes that it is possible to adjust the financial statements according to the changes in the exchange rate of a foreign currency when one of the two following conditions is met: (a) the income, or its principal part, is also received in foreign currency and also the fixed assets, or the principal part of them, are acquired in foreign currency; or (b) the company's securities are listed for trade on a foreign stock market.

                    In accordance with the provisions of Accounting Standard
                    No. 13 that, as aforesaid will come into force as of January 1, 2004, it will be possible to continue adjusting the financial statements according to the changes in the exchange rate of a foreign currency only if condition (a) above is met, and this up until the date on with the Israel Accounting Standards Board shall publish a new Standard regarding this issue. In the event and condition (a) above is not met, the adjustment of the Company's financial statements for the changes in the exchange rate of the U.S. dollar will be discontinued commencing January 1, 2004. The adjusted amounts that will be included in the financial statements as of December 31, 2003, will serve as the starting point for the nominal financial reporting commencing January 1, 2004.

                    The Company is in the process of examining if condition (a) above is being met in order to examine if the publication of Standards Nos. 12 and 13 will have implications for the Company's financial statements. At this stage, the evaluation of the Company's management is that Standards Nos. 12 and 13 will not have implications for the Company's financial statements.

                    During the reported period, the Company has initially implemented Accounting Standard No. 14, "Financial Reporting for Interim Periods" of the Israel Accounting Standards Board. which deals with fiscal reporting for interim periods. The comparative data for interim periods prior to the date on which the Standard was applied (January 1, 2003) were not restated since they are not materially different from the provisions of Accounting Standard No. 14.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-  TRANSACTIONS WITH RELATED PARTIES

          a.        Transactions with interested party

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,                   YEAR ENDED
                                                         ---------------------------------      DECEMBER 31,
                                                              2003              2002                2002
                                                         ---------------   ---------------   -------------------
                                                                     UNAUDITED                     AUDITED
                                                         ---------------------------------   -------------------
                                                                       ADJUSTED NIS (IN THOUSANDS)
                                                         -------------------------------------------------------
                    Sales                                          5,860             2,456                15,687
                                                         ===============   ===============   ===================

                    Purchases                                     19,684             8,131                58,577
                                                         ===============   ===============   ===================

                    Interest                                       1,323               542                 4,078
                                                         ===============   ===============   ===================

                    Reimbursement and other payments                  30                 -                   126
                                                         ===============   ===============   ===================


          b.        Transaction with related company

                    Sales                                            101               229                   477
                                                         ===============   ===============   ===================

                    Rental fees                                       23                25                   431
                                                         ===============   ===============   ===================


NOTE 4:-  SUBSEQUENT EVENTS

          On April 27, 2003, the Company announced that the controlling interest, ICC, intends to carry out a tender offer for the Company's entire share at a price of NIS 0.45 per share NIS 1.00 at par value. As of the date of which the financial statements were approved, the date for publishing the aforesaid tender offer has not yet been determined.

                                DIRECTORS REPORT

                      FOR THE PERIOD JANUARY - MARCH 2003


1.        THE FOLLOWING IS A SUMMARY OF THE CONSOLIDATED FINANCIAL RESULTS IN
          -------------------------------------------------------------------
          NIS MILLIONS:
          ------------

                                             1-3/2003            1-3/2002     2002
                                             --------            --------     ----
                                       US$ Million               In NIS Million
                                       -----------               --------------

          Sales                           24.2         113.4       109.8      456.5
          Gross profit                     3.1          14.7          5.6      24.9
          Operating income (loss)            0           0.1       (10.1)     (36.3)
          Financing expenses              (2.9)        (13.4)      ( 1.9)     (36.9)
          Income (loss) before tax        (2.8)        (13.3)      (12.0)     (73.2)
          NET INCOME (LOSS)               (2.9)        (13.6)      ( 9.7)     (70.1)

          THE FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2003 WERE AFFECTED BY THE FOLLOWING FACTORS:

          a. PVC prices increased during the quarter in international markets, reaching US$ 750 per ton in March 2002; however, prices of the main raw materials (ethylene, EDC, fuel and electricity) increased as well. The total effect of the two trends was an improvement in margins which was expressed in an improvement in gross and operating profits, compared to the equivalent period in the previous year, and compared to the last quarter of 2002. After the date of the financial statements, during April and May, there was an erosion in PVC prices, mainly in Asia, but there were also declines in the prices of some of the raw materials (fuel and EDC). Ethylene contract price for the second quarter of 2003 remained as in the first quarter.

          b. During the first quarter, the production volume in the Company's facilities in Akko reached 80% of production capacity. This was mainly due to unavailability of imported EDC and ethylene, influenced by the security events in the area.

          c. Financing expenses in the first quarter were higher, due to the devaluation of the shekel at the end of the quarter and the increase in financial liabilities.

          d. During the period under review, the level of sales in the downstream production companies - Palkar, Pipe UK and MT-2000 -was maintained due to the continuing adverse effect of the recession in Israel and in global markets, and the increased prices of raw materials used in the production of the downstream products (PVC).

2.        FINANCIAL CONDITION AND LIQUIDITY
          ---------------------------------

          The heavy losses posted in 2001 and 2002 and the continuing losses during the period under review worsened the liquidity ratios, and resulted in a working capital deficit and an erosion in shareholders' equity. As mentioned in the Company's initial notice of April 27, 2003, a tender offer is to be published by the controlling shareholder in the Company for the acquisition of all the Company's shares, at a price of NIS 0.45 per share.

          The Company is preparing a program to reorganize its financial debts and to strengthen its shareholders' equity. The program will include the following elements:

          a. Conversion of most of the Company's financial debt to the controlling shareholder to capital may be made by allotting shares and/or rights, or may be accomplished in any other manner that may be decided, subject to the tender offer succeeding. (i.e. - the company becoming a private company). Regarding the level of financing through the controlling shareholder, see the following.

          b. Entering into agreements with the holders of the bonds and with other lenders which will lead to an improvement in the Company's debt.

          c. Entering into an agreement with the Company's creditor banks, the main points being rescheduling the repayment of the long-term debt and providing sources of finance for the arrangements mentioned in section "b" above, together with sources of finance that the main controlling shareholder in the Company - ICC - will provide.

          d. Completing the negotiations with the Israel Electric Corporation and completing the sale of land of 160 dunam (40 acres) in the area of the Company's plant in Akko, the proceeds of which will be used as sources of funds in the above-mentioned financial arrangements.

               At the beginning of May, the company began negotiations with an additional company regarding a sale of additional land of about 60 dunam in the area of the company's plant in Akko.

               The Company's management is negotiating with all the relevant parties to implement this program (mainly the banks and bond holders). On the date of the financial statements, the program has not been fully completed, and the negotiations have not yet reached the stage of a binding arrangement with any of the relevant parties.

               During the period under review, the Company's cash flows were supported by the following elements:

               o The controlling shareholder, ICC, increased the level of its credit to the Company by NIS 21.2 million (US$ 4.5 million) and on March 31, 2003, this level reached NIS 125.8 million (US$ 26.8 million). At the time of publishing the financial statements, ICC had provided additional credit to the Company of NIS 7 million (US$ 1.5 million).

               o During the period under report, the Company received an additional State loan of NIS 3 million; an additional NIS 3 million loan will be paid to the Company at the end of June 2003, subject to its meeting certain conditions.

               o On January 21, 2003 the meeting of bondholders of series 3,4,5 approved the deferent of due dates of principal on the total of 11.5 million NIS (US$ 2.5 million) which were due on December 2002 and March 2003. Monthly repayments were delayed, starting March 2003 to October 2003.

               The company published a notice of an additional convening of a general meeting of bondholders series 3,4,5, to be held on June19,.2003 , in which the company shall request the bondholders approval for making use of the deposits held by the trustee for the repayment of the deferred principal, or alternatively, deferring the repayments be three months.

               The financing banks rolled over long-term credit that had fallen due during the period under review of NIS 11 million
               (US$ 2.7 million). On the date of the financial statements, the Company was not in compliance with its financial covenants under its loan agreements with the banks. One of the banks has given its written approval stating that the company's incompliance with its financial covenants as of the date of the financial statements is not considered as a violation of the loan agreements. (This approval is in condition that the other two banks will give their approval as well). The company believes that similar approvals will soon be given by the other two banks.

          The Company estimates that negotiations with the banks will soon end in the rescheduling of the repayment dates of EIF Trading's loan, so that its repayment due date at the beginning of 2004 will be delayed.

          The Company estimates that the financial support from the controlling shareholder plus the adoption of the reorganization plan for the financial debts and the sale of the land, will enable the Company to meet its current liabilities.

3.        EXPOSURE TO MARKET RISKS AND THE METHOD OF THEIR MANAGEMENT
          -----------------------------------------------------------

          3.1. There is no change from the Directors Report for the period January-December 2002.

          3.2. Linkage basis report - there has been no significant change from the Directors Report for the period January-December 2002.

4.        THE COMPANY'S OPERATIONS - THE PLANT IN AKKO AND ITS SUBSIDIARIES
          -----------------------------------------------------------------
          FOR MARKETING PVC
          -----------------

          The Company's business and manufacturing operations in Israel are carried out in the area of the manufacturing facilities and head office in Akko. The marketing operations are carried out also through marketing subsidiaries which are registered and operate abroad.

          The following is a summary of the financial results of the plant in Akko and the marketing subsidiaries, in NIS millions:

                                                1-3/2003            1-3/2002         2002
                                                --------            --------         ----
                                      US$ Million                  In NIS Million
                                      -----------                  --------------
          Sales                          21.2          99.1           93.0           391.0
          Gross profit (loss)             2.8          13.2            3.8            16.9
          Operating profit (loss)         0.8           3.8           (7.4)          (25.5)
          Financing expenses              2.7          12.7            2.2            30.6
          Net income (loss)              (1.9)         (9.1)          (7.4)          (55.3)

          The increase of the PVC prices during the period reviewed along with increases in the prices of the main raw materials brought a significant improvement in the gross and the operational margins.

          The sharp evaluation of the NIS vs. the US$ and the evaluation of the euro vs the US $ are the main reasons for the high financial expenses during the period.

5.        LEGAL PROCEEDINGS BETWEEN  CARMEL OLEFINS LTD. (CAOL) AND THE COMPANY
          ---------------------------------------------------------------------

          Referring to the aforesaid Directors Report for the period January-December 2002, regarding the legal proceedings between CAOL and the Company held in the superior court and the district courts in Haifa and Tel Aviv, there has been no change except for setting dates and other arrangements regarding the hearings.

            /s/ John J. Farber                    /s/ Amir Endvelt
          ----------------------               -----------------------
            DR. JOHN J. FARBER                      AMIR ENDVELT
          CHAIRMAN OF THE BOARD                          CEO


May 29, 2003